Delisting Determination, The Nasdaq Stock Market, LLC,
November 8, 2019, Emmaus Life Sciences, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock and warrant of Emmaus Life Sciences, Inc. (the Company), effective at the opening of the trading session on November 18, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5110(a).
The Company was notified of the Staffs determination on July 19, 2019. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
September 9, 2019, denying the Company continued listing and notified the Company that trading in the Companys securities would be suspended on September 11, 2019.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on October 24, 2019.